Exhibit 4.2

AMENDMENT NO. 1 TO ADVISORY AGREEMENT

This AMENDMENT NO.1 TO ADVISORY AGREEMENT (“Agreement”) is entered into and effective this 16th day of December 2019 by and between Guardforce AI Co., LTD (the “Company”), and HFG Capital Investments, L.L.C., a Texas Limited Liability Company (“HFG”):

W I T N E S S E T H:

WHEREAS, the parties hereto entered into that certain Advisory Agreement (the “AA”) dated as of October 31, 2018;

WHEREAS, the parties hereto now desire to amend Section 4. Fees and Expenses. of the AA in its entirety as provided for below; and

WHEREAS, except as otherwise set forth herein all defined terms used herein shall have the meaning set forth in the AA and the remaining terms and conditions of the AA shall remain in full force and effect.

NOW, THEREFORE, in consideration of the above stated premises the parties hereto hereby agree as follows:

1. Amendment. Without amending or otherwise modifying the other terms and conditions set forth in the AA and solely for the purposes set forth below, Section 4. Fees and Expenses. of the AA is hereby amended and restated in its entirety to read as follows:

“Section 4. Fees and Expenses. In consideration for the services to be provided by Advisor under the terms of this Agreement the Company shall remit via wire-transfer the amount of $325,000 (the “Fee”) to be paid as follows: (i) $25,000 upon execution of this Agreement and (ii) $300,000 on the earlier of three (3) business days following the date the Company is in receipt of the signed audit report for its 2018 fiscal year or March 1, 2020.”

2. Governing Law and Venue. The validity, interpretation and construction of this Agreement and of each part hereof will be governed by the laws of the State of Texas, without regard to conflicts-of-laws principles. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties hereto in the courts of the State of Texas, County of Dallas or, if it has or can acquire jurisdiction, in the United States District Court for the Northern District of Texas, and each of the parties hereto consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue made therein. Process in any action or proceeding referred to in the preceding sentence may be served on any of the parties hereto anywhere in the world.

3. Counterparts. This Agreement may be executed in any number of counterparts, each of which may be deemed an original and all of which together will constitute one and the same instrument.

4. Modification and Waiver. No provision of this Agreement may be modified, amended, waived or discharged unless such waiver, amendment, modification or discharge is agreed to in writing and signed by the parties hereto. The waiver by either party to insist upon the performance of any of the terms and conditions of this Agreement, or the waiver by either party of any breach of any of the terms and conditions of this Agreement, shall not be construed as thereafter waiving any such terms and conditions, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred.

5. Complete Understanding. This Agreement contains the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed and delivered by its authorized representative as of the day and year above written.

GUARDFORCE AI CO., LTD:

By:	/s/ Lei Wang
Lei Wang, CEO

HFG CAPITAL INVESTMENTS, L.L.C.

By:	/s/ Kevin B. Halter
Kevin B. Halter, Jr., Manager

[Signature Page to Amendment No.1 to Advisory Agreement]